AGENiX

16 November 2006

AGENIX AGREES TO SELL HUMAN HEALTH LABORATORY-BASED DIAGNOSTIC PRODUCTS FOR $3.5 MILLION

Agenix has signed an agreement to sell the assets related to the DIMERTEST and AUTODIMERTEST (laboratory-based) range of Human Health d-dimer diagnostic products to American Diagnostica Inc ("ADI") of Connecticut, USA for $3.5 million.

This is further implementation of Agenix's previously announced strategy to dispose of its *in vitro* diagnostic test businesses and to at least partly use the funds generated by these sales to broaden its product development pipeline by the in-licensing or acquisition of new programmes.

Agenix and ADI have a long-standing history of cooperation through an existing distribution agreement that covers North America.

The sale is subject to completion of final due diligence and successful manufacturing transfer by 31 January 2007. Settlement of the transaction is scheduled for 28 February 2007 at which time Agenix will have received $2.5 million from ADI. A further $1.0 million for inventory and deferred purchase price payments will be payable progressively over the next two years once due diligence and manufacturing transfer obligations are satisfied. There are no additional performance obligations related to this amount. In addition, Agenix is entitled to receive a royalty if future product sales exceed a benchmark level.

Agenix is expecting to generate a further $0.5 million in cash through realisation of working capital and a short-term product manufacturing requirement.

This transaction represents a partial disposal of Agenix's Human Health diagnostic test business which has been generating profits before tax of approximately $2.0 million per annum. The laboratory based products the subject of this announcement represented approximately 43% of the Human Health diagnostic test business sales for the year ended 30 June 2006.

Agenix is still in the process of negotiating the sale of its point-of-care range of Human Health d-dimer diagnostic products and other Human Health business assets.

Agenix CEO and Managing Director, Mr Neil Leggett, stated "This transaction represents the continuing implementation of the transformational strategy we have previously outlined and further increases our cash resources. We are actively

evaluating new product development programmes and will keep the market informed on progress in identifying such new opportunities."

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus to build and develop a pipeline of monoclonal antibody-based products or products developed from other therapeutic agents.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.